EXHIBIT 12
RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Years ended December 31,
	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	4.56	6.18	N/A	N/A	N/A

N/A - represents coverage ratio of less than 1.

Our earnings were inadequate to cover fixed charges for 2008, 2009 and 2010. The amounts by which earnings were inadequate to cover fixed charges were approximately $44.2 million in 2008, $97.5 million in 2009 and $99.3 million in 2010. Earnings were sufficient to cover fixed charges in 2011 and 2012.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges, and amortization of capitalized interest, and less interest capitalized. Fixed charges consist of interest and that portion of rent deemed representative of interest.